FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This document comprises the
Annual Report and Accounts 2013
for HSBC Holdings plc and its subsidiaries. It contains the Strategic Report, the Report of the Directors and Financial Statements, together with the Independent Auditor's Report thereon, as required by the UK Companies Act 2006 (Strategic Report and Directors' Report) Regulations 2013. The Strategic Report on pages 1 to 46, the Report of the Directors on pages 47 to 377 and the Directors' Remuneration Report on pages 378 to 407 have each been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to HSBC Holdings plc.

Additional information, including commentary on 2012 compared with 2011, may be found in the Form 20-F filed with the US Securities and Exchange Commission and available on www.hsbc.com and www.sec.gov.

Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations 'US$m' and 'US$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

Financial statements

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU'). EU-endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the year ended 31 December 2013 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2013 are prepared in accordance with IFRSs as issued by the IASB.

We use the US dollar as our presentation currency because the US dollar and currencies linked to it form the major currency bloc in which we transact and fund our business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.

When reference to 'underlying' is made in tables or commentaries, the comparative information has been expressed at constant currency (see page 47), the impact of fair value movements in respect of credit spread changes on HSBC's own debt has been eliminated and the effects of acquisitions, disposals and dilutions have been adjusted as reconciled on page 50. Underlying return on risk-weighted assets ('RoRWA') is defined and reconciled on page 71.
Contents

Strategic Report
Who we are .................................................................	1
Our purpose .................................................................	1
Highlights of 2013 .......................................................	2
Group Chairman's Statement .......................................	3
Group Chief Executive's Review ..................................	6
Value creation and long-term sustainability ..................	9
Strategic priorities:
1 Grow the business and dividends.........................	13
2 Implement Global Standards...............................	23
3 Streamline processes and procedures...................	30
Risk overview ..............................................................	36
Rewarding performance ...............................................	42

Report of the Directors
Financial Review
Financial summary1 .....................................................	47
Global businesses1 .........................................................	77
Products and services ...................................................	79
Geographical regions1 ..................................................	96
Other information .......................................................	130
Risk1 ............................................................................	134
Capital1 .......................................................................	298

Corporate Governance1
Corporate Governance Report .....................................	329
Biographies of Directors and senior management .........	330
Board of Directors .......................................................	338
Board committees ........................................................	347
Internal control ...........................................................	364
Statement on going concern ........................................	367
Employees ...................................................................	367

Directors' Remuneration Report1............................	378

Financial Statements1
Statement of Directors' responsibilities .......................	408
Independent Auditor's Report ......................................	410
Financial statements ....................................................	416
Notes on the financial statements ................................	428

Shareholder Information1
Shareholder information ..............................................	565
Cautionary statement regarding forward-looking statements ...................................................................	574
Abbreviations ..............................................................	575
Glossary .......................................................................	579
Index ...........................................................................	588

1 Detailed contents are provided on the referenced pages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014